

October 12, 2011

Brandon Cade Thompson
Chief Executive Officer
Halo Companies, Inc.
One Allen Center, Suite 500
700 Central Expressway South
Allen, Texas 75013

   Re: **Halo Companies, Inc.**
      Form 10-K for fiscal year ended December 31, 2010
      Filed March 31, 2011
      File No. 000-15862

Dear Thompson:

   We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Terry French for

        Larry Spirgel
        Assistant Director